Exhibit 99.07

NEWS RELEASE

ORLA MINING APPOINTS SYLVAIN GUERARD AS SENIOR VICE PRESIDENT, EXPLORATION

VANCOUVER, BC – August 24, 2020 - Orla Mining Ltd. (TSX: OLA) (“Orla” or the "Company") is pleased to announce that Sylvain Guerard has been appointed as Senior Vice President, Exploration, effective August 24, 2020.

“We are excited to welcome Sylvain to the Orla team. The addition of this capable individual reinforces our commitment to focus on exploration within our 178,000 hectares of concessions. These concessions are situated along the prolific San Tiburcio fault system in Zacatecas, Mexico, and within a geologically prospective area for copper and gold in southwestern Panama. We expect to continue to make more discoveries, expand our resource base, and advance our project pipeline to create value”, stated Jason Simpson, President and Chief Executive Officer of Orla.

Mr. Guerard brings to Orla 30 years of global mining industry experience having worked in various roles at companies including Barrick Gold, Kinross Gold, and Inmet Mining. He has led teams in the successful discovery of mineral deposits and resource expansions. Mr. Guerard was recently Senior Vice-President, Exploration at McEwen Mining where he oversaw exploration activities across the Americas. He holds a Bachelor of Science (B.Sc.), Geology, from the University of Montreal.

Orla continues to advance its project pipeline in Mexico and Panama through various exploration programs on its prospective land packages.

In Mexico, where Orla is developing the Camino Rojo Oxide Gold Project, the Company has commenced a 6,000-metre regional reverse circulation (RC) drilling program to test geophysical induced polarization (IP) anomalies in three areas. Orla plans an additional 3,000 metres of diamond drilling to follow-up on any significant mineralization encountered. Mechanical trenching is being undertaken in an area where hydrothermal alteration was found in rock outcrops, with nine of ten trenches completed. A 5,000-metre diamond drilling program is also planned in the fourth quarter of 2020 to support the next stage of metallurgical testing on the 7.3 million ounces of gold in sulphide material (Measured and Indicated Mineral Resource of 258.8 Mt at 0.88 g/t Au)i occurring below the planned oxide open pit.

In Panama, Orla expects to resume exploration drilling in the coming weeks. The program is intended to test targets for additional gold oxide mineralization proximal to the existing mineral reserves, which could potentially add to the projected mine life at Cerro Quema. The program also plans to test targets for copper-gold sulphide material similar to the Caballito discovery made in 2017. Results of this program will be included in the maiden copper-gold mineral resource estimate for Caballito. Work is underway to update the 2014 pre-feasibility study for the Cerro Quema Oxide Project to enable a construction decision in 2021.

NEWS RELEASE

About Orla Mining Ltd.

Orla is developing the Camino Rojo Oxide Gold Project, an advanced gold and silver open-pit and heap leach project, located in Zacatecas State, Central Mexico. The project is 100% owned by Orla and covers over 160,000 hectares. The technical report entitled “Feasibility Study, NI 43-101 Technical Report on the Camino Rojo Gold Project — Municipality of Mazapil, Zacatecas, Mexico” dated June 25, 2019 is available on SEDAR under the Company’s profile as well as on Orla’s website at www.orlamining.com. Orla also owns 100% of the Cerro Quema Project located in Panama which includes a near-term gold production scenario and various exploration targets. The Cerro Quema Project is a proposed open pit mine and gold heap leach operation. Please refer to the “Cerro Quema Project - Pre-feasibility Study on the La Pava and Quemita Oxide Gold Deposits” dated August 15, 2014, which is available on SEDAR.

Forward-looking Statements

This news release contains certain “forward-looking statements” within the meaning of Canadian and United States securities legislation, including, without limitation, statements with respect to the timing of meeting certain conditions with respect to the approval of the MIA, the timing of commencement of construction activities, the results of exploration and planned exploration programs, the potential for discovery of additional mineral resources and the Company’s objectives and strategies. Forward-looking statements are statements that are not historical facts which address events, results, outcomes or developments that the Company expects to occur. Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties. Certain material assumptions regarding such forward-looking statements are discussed in this news release, including without limitation, assumptions that all conditions of the MIA will be met, the Company’s activities will be in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company or its properties; that all required approvals will be obtained and that there will be no significant disruptions affecting the Company or its properties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements involve significant known and unknown risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks include, but are not limited to: risks related to uncertainties inherent in the preparation of feasibility studies, drill results and the estimation of mineral reserves and mineral resources; and risks associated with executing the Company’s objectives and strategies, including costs and expenses. Except as required by the securities disclosure laws and regulations applicable to the Company, the Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change.

For further information, please contact:

Jason Simpson
President & Chief Executive Officer

Andrew Bradbury

Director, Investor Relations

www.orlamining.com
info@orlamining.com

i . Please refer to “Camino Rojo Project Feasibility Study NI 43-101 Technical Report”, dated effective June 25, 2019.

2